N E W S R E L E A S E

July 2, 2003	Trading Symbols:
News Release 03-11	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

SILVER STANDARD REPORTS GOOD VALUES IN CHALLACOLLO DRILLING

Vancouver, B.C. — Silver Standard Resources Inc. is pleased to report the first set of drilling results from its recently completed program at the Challacollo silver project which is located in Region 1 of northern Chile. The 16 reverse circulation holes reported here total 1,630 meters and include both infill and extension holes.

The best values were obtained in areas near surface or readily accessible from the existing Buena Ventura and Catalina adits. The best values from the Buena Ventura adit were from drill hole CHAG-31 which interested 9.2 ounces of silver per ton over 68.9 feet (317 grams of silver tonne over 21 meters), and CHAG-29 which intersected 8.0 ounces of silver per ton over 52.5 feet (275 grams of silver per tonne over 16 meters), including 19.6 ounces of silver per ton over 16.4 feet (671 g/t silver over five meters).

The best values near the Catalina adit were from CHAG-40 which intersected 11.6 ounces of silver per ton over 45.9 feet (399 grams of silver per tonne over 14 meters), and CHAG-35 which intersected 17.4 ounces of silver per ton over 26.2 feet (598 grams of silver per tonne over eight meters).

The three southern-most holes, CHAG-25 through CHAG-27, tested the Lolon vein about 600 meters south of the primary focus of the infill drilling and successfully intersected the vein system but with low silver values. CHAG-36 intersected a new vein approximately 150 meters west of the main Lolon vein structure, illustrating the potential for subsidiary veins to augment currently defined silver resources at Challacollo. CHAG-36 intersected 7.5 ounces of silver per ton over 16.4 feet (256 g/t silver over five meters).

Based on the success achieved to date on the Challacollo property, Silver Standard plans to make its final payment of US$600,000 on August 1, 2003 to acquire a 100% interest in the property, subject to underlying royalties.

Silver Standard is a significant silver resource company with projects in Australia, Argentina, Chile, Mexico, the United States and Canada. The company’s assets now include measured and indicated resources of 300.4 million ounces of silver and 1.1 million ounces of gold, plus inferred resources of 366.7 million ounces of silver and 1.1 million ounces of gold. Silver Standard is well financed and actively advancing its portfolio with drill programs planned in Mexico and new acquisitions under investigation.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

Cautionary note to U.S. investors concerning disclosure of estimates of measured, indicated and inferred mineral resources and contained ounces of silver: The terms “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.

We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured mineral resource and indicated mineral resource categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

Disclosure of silver resources expressed in ounces in the measured and indicated mineral resource categories and the inferred mineral resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

SUMMARY OF SELECTED CHALLACOLLO DRILLING RESULTS
July 2003

Hole No.	Location (UTM)	Dip/ Azi-muth	From (meters)	To (meters)	Interval (meters)	Silver (in g/t)	Gold (in g/t)	Interval (feet)	Silver (in oz/ton)
CHAG-25	7682613N 464290E	-50º/ 103º	106	112	6	54	Nil	19.7	1.6
CHAG-26	7682393N 464284E	-45º/ 291º	150	152	2	25	0.12	6.6	0.7
CHAG-27	7682521N 464269E	-48º/ 125º	56	70	14	27	Nil	45.9	0.8
CHAG-28	7682866N 464315E	-60º/ 96º	105	115	10	222	0.54	32.8	6.5
CHAG-29	7682956N 464298E	-45º/ 92º	50	66	16	275	0.34	52.5	8.0
incl.			50	55	5	671	1.08	16.4	19.6
CHAG-30	7683026N 464301E	-45º/ 76º	44	50	6	407	0.44	19.7	11.9
CHAG-31	7682983N 464254E	-47º/ 93º	108	129	21	317	0.15	68.9	9.2
CHAG-32	7683123N 464299E	-54º/ 96º	73	82	9	13	Nil	29.5	0.4
CHAG-33	7683113N 464349E	-45º/ 90º	43	48	5	382	0.99	16.4	11.1
CHAG-34	7683162N 464350E	-45º/ 90º	26	30	4	267	0.07	13.1	7.8
CHAG-35	7683204N 464328E	-40º/ 90º	39	47	8	598	0.5	26.2	17.4
CHAG-36	7683302N 464113E	-54º/ 110º	22	27	5	256	0.11	16.4	7.5
CHAG-37	7683335N 464308E	-44º/ 122º	73	80	7	168	0.92	23.0	4.9
CHAG-38	7683337N 464312E	-47º/ 70º	92	100	8	237	0.31	26.2	6.9
CHAG-39	7683429N 464341E	-45º/ 90º	39	41	2	420	Nil	6.6	12.2
			49	64	15	292	0.27	49.2	8.5
CHAG-40	7683358N 464364E	-44º/ 90º	43	57	14	399	0.75	45.9	11.6